Exhibit 12

MERISTAR HOSPITALITY CORPORATION

Statement Regarding Computation of Ratios

	2004	2003	2002	2001	2000
Income from continuing operations before minority interests, income tax expense (benefit), and (loss) gain on sale of assets (1)	$(77,799)	$(135,632)	$(68,624)	$(22,063)	$65,443
Fixed charges:
Interest expense, net	126,927	140,623	136,125	121,778	114,120
Interest capitalized	5,605	3,062	3,993	6,098	8,613
Amortization of debt expense	5,480	5,409	7,673	4,651	3,951
Preferred distributions to minority interests	141	556	554	554	554

Total fixed charges	138,153	149,650	148,345	133,081	127,238

Income from continuing operations before minority interest, income tax expense (benefit), (loss) gain on sale of assets and fixed charges (excluding capitalized interest and preferred distributions to minority interests)	54,608	10,400	75,174	104,366	183,514
Divided by fixed charges	138,153	149,650	148,345	133,081	127,238
Ratio of earnings to fixed charges	0.40	0.07	0.51	0.78	1.44
Deficiency	83,545	139,250	73,171	28,715	—

(1)	This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.